Exhibit 99.1

Intelligent Living Application Group Inc. Announces Strategic Cooperation with Artificial Intelligence Assisted Robotic Research Firm in Hong Kong

HONG KONG, August 26, 2024 /PRNewswire/ — Intelligent Living Application Group Inc. (NASDAQ: ILAG) (“Intelligent Living” or the “Company”), a premium lockset manufacturer in Hong Kong, announced today that, on August 26, 2024, the Company entered into a strategic cooperation agreement with Specifix Limited (“Specifix”), one of the leading companies in artificial intelligence assisted robotics research and development in Hong Kong.

Specifix deploys its artificial intelligence (“AI”) assisted robotics research and development for construction and industrial engineering services and technology. This cooperation underscores our commitment to enhance our technological capabilities for new product development which will expand our market presence.

Specifix is at the forefront of innovation and deployment of AI robotics in the construction industry, with notable projects such as the deployment of AI automated drilling robot, AI automated welding and cutting robot arm designed for building construction sites and industrial process. The AI algorithms can be coded for major AI robot arm manufacturers’ products adaptive to major industrial applications.

Specifix’s innovative approach and advanced technology align with our strategic goal for development of smart locks and smart home security devices. This cooperation will enable us to leverage Specifix’s solution technologies to enhance our research and development abilities, and even new AI automated industrial production process to help improve the efficiency and precision for production, reduce manual labor and improve safety.

We believe this cooperation will strengthen our position in the construction market and pave the way for future advancements in development of smart locks and smart home security devices and production process for our products.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. (“ILAG”) is a premium lockset manufacturer headquartered in Hong Kong. It manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. ILAG has obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. ILAG keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks and smart home security devices. For more information, visit the Company’s website at http://www.i-l-a-g.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Intelligent Living Application Group, Inc.

Phone: +852 2481 7938

Email info@i-l-a-g.com